                                   Knoll, Inc.
                                1235 Water Street
                       East Greenville, Pennsylvania 18041





November 7, 1997




VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:  Registration Statement on
           Form S-1 (File No. 333-36407)

Ladies and Gentlemen:

On behalf of Knoll Inc., a Delaware corporation (the "Company"), and pursuant to the Securities Act of 1933, as amended (the "Act"), the undersigned, as agent for service named in the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), hereby requests, pursuant to Rules 477 and 478 of Regulation C promulgated under the Act, that the Registration Statement and all amendments and exhibits filed in connection therewith be withdrawn and that the Securities and Exchange Commission find that such withdrawal is consistent with the public interest and the protection of investors.

The Company has decided to request the withdrawal of the Registration Statement due to unfavorable market conditions at this time. No shares were offered or sold in connection with the offering contemplated by the Registration Statement.

By copy of this letter, three copies of the Registration Statement, one of which has been manually signed, are being filed with The New York Stock Exchange, Inc.

Securities and Exchange Commission
November 7, 1997
Page 2



If you have any questions or comments with respect to this filing, please do not hesitate to contact the undersigned at (215) 679-1335 or Michael A. Schwartz or Stephen H. Weinstein of Willkie Farr & Gallagher at (212) 821-8000.

Very truly yours,


/s/ Patrick A. Milberger, Esq.
Patrick A. Milberger, Esq.

cc:      Douglas J. Purdom,
           Knoll, Inc.
         The New York Stock Exchange, Inc.
         Valerie Ford Jacob, Esq.
         Michael A. Schwartz, Esq.